Filed Pursuant to Rule 433

Registration No. 333-227483

Issuer Free Writing Prospectus dated March 4, 2020

Relating to Preliminary Prospectus Supplement dated March 4, 2020

Newmont Corporation

2.250% Senior Notes due 2030

Final Term Sheet

March 4, 2020

Issuer:	Newmont Corporation

Guarantor:	Newmont USA Limited

Aggregate Principal Amount:	$1,000,000,000

Maturity:	October 1, 2030

Coupon (Interest Rate):	2.250% per annum from March 18, 2020

Yield to Maturity:	2.346%

Spread to Benchmark Treasury:	+135 basis points

Benchmark Treasury:	1.500% due February 15, 2030

Benchmark Treasury Price and Yield:	104-24+ and 0.996%

Interest Payment Dates:	April 1 and October 1, beginning October 1, 2020

Redemption Provision:	Make-Whole Call: US Treasury +25 basis points (at any time prior to July 1, 2030 (the “Par Call Date”)) Par Call: At any time on or after the Par Call Date

Price to Public:	99.108%

Settlement Date:

March 18, 2020

It is expected that delivery of the notes will be made against payment therefor on or about March 18, 2020, which is the tenth business day following the date hereof (such settlement cycle being referred to as “T+10”). Under Rule 15c6-1 under the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to the second business day before delivery will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes prior to the second business day before delivery hereunder should consult their own advisors.

CUSIP:	651639 AY2

ISIN:	US651639AY25

Ratings:*	Moody’s: Baa2 (stable) S&P: BBB (positive)

Joint Book-Running Managers:	BMO Capital Markets Corp. Goldman Sachs & Co. LLC J.P. Morgan Securities LLC

Bookrunners:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Senior Co-Managers:	Mizuho Securities USA LLC MUFG Securities Americas Inc. Santander Investment Securities Inc. U.S. Bancorp Investments, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, BMO Capital Markets Corp., Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC can arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at 1-800-414-3627, Goldman Sachs & Co. LLC toll-free at 1-866-471-2526 or J.P. Morgan Securities LLC collect at 1-212-834-4533.